

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 6, 2016

VIA E-mail
Mr. Gregory P. Sargen
Executive Vice President and
  Chief Financial Officer
Cambrex Corp.
One Meadowlands Plaza
East Rutherford, NJ  07073

> **Re:** **Cambrex Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 6, 2015**
> **File No. 001-10638**

Dear Mr. Sargen:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief
Office of Healthcare and Insurance